APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Lifted Genetics
Income Statement - unaudited
For the periods ended 12/31/2019

	Current Period
	1/1/2019 - 12/31/2019
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
TOTAL OPERATING EXPENSES	-
OPERATING PROFIT (LOSS)	-
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	$ -

Lifted Genetics
Balance Sheet - unaudited
For the period ended 12/31/2019

	Current Period
	31-Dec-19
ASSETS	
Current Assets:	
Cash	80,090.00
Petty Cash	-
Total Current Assets	80,090.00
Fixed Assets:	
Land	-
Buildings	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Intangible Assets	21,013.00
Total Other Assets	21,013.00
TOTAL ASSETS	$ 101,103.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Loans From Partners	1,103.00
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	1,103.00

EQUITY

Capital Stock/Partner's Equity		100,000.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		100,000.00
TOTAL LIABILITIES & EQUITY	$	**101,103.00**
Balance Sheet Check		-

Lifted Genetics
Income Statement - unaudited
For the periods ended 12/31/2020

	Current Period
	1/1/2020 - 12/31/2020
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
TOTAL OPERATING EXPENSES	-
OPERATING PROFIT (LOSS)	-
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	$ -

Lifted Genetics
Balance Sheet - unaudited
For the period ended 12/31/2020

	Current Period
	31-Dec-20
ASSETS	
Current Assets:	
Cash	24,398.00
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Intangible Assets	
Total Current Assets	24,398.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Intangible Assets	77,744.00
Total Other Assets	77,744.00
TOTAL ASSETS	$ 102,142.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Loans From Partners		2,142.00
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		2,142.00
EQUITY		
Capital Stock/Partner's Equity		100,000.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		100,000.00
TOTAL LIABILITIES & EQUITY	$	**102,142.00**
Balance Sheet Check		-

David Griffiths
I, _____, certify that:

1. The financial statements of Lifted Genetics Inc. included in this Form are true and complete in all material respects; and
2. The tax return information of Lifted Genetics Inc. included in this Form reflects accurately the information reported on the tax return for Lifted Genetics Inc. for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature

┌─ DocuSigned by:
│ **David Griffiths**
└─ 35BAF33206B34C4...

Name: David Griffiths

Title: CEO

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